# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CorMedix Inc., CIK 0001410098
CUSIP: 21900C308
Title of class of securities: COMMON STOCK, PAR V ALUE $0.001 PER SHARE
Address of issuer's principal executive offices: 389 INTERPACE PKWY, SUITE 450, PARSIPPANY, New Jersey (NJ), 07054
Date of event which requires filing of this statement: 06/11/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002063837

## Reporting persons
- SHAIBATALHAMD AYMEN ABDALKADER: type of reporting person: individual (IN); member of a group; sole voting power 4,618,511; sole dispositive power 4,618,511; aggregate amount beneficially owned 4,618,511 (5.9% of the class)

## Item 1. Issuer
Name of issuer: CorMedix Inc.
Address of issuer's principal executive offices: 389 INTERPACE PKWY, SUITE 450, PARSIPPANY, NEW JERSEY, 07054

## Item 2. Person Filing
Name of person filing: SHAIBATALHAMD AYMEN ABDALKADER
Address of principal business office or, if none, residence: 7852, Al Batinah, 2650, Al Woroud Dist., Riyadh 12253, Saudi Arabia
Citizenship: Saudi Arabia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4,618,511
Percent of class: 5.89
Sole power to vote or to direct the vote: 4,618,511
Sole power to dispose or to direct the disposition: 4,618,511

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- SHAIBATALHAMD AYMEN ABDALKADER: SHAIBATALHAMD AYMEN ABDALKADER, Individual (06/12/2026)